UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No.     )*

Under the Securities Exchange Act of 1934

Jamaica Jim, Inc.

(Name of Issuer)

Common Stock, par value $0.001

 (Title of Class of Securities)

470164104

 (CUSIP Number)

Bill Noonan, 8001 Irvine Center Drive, Suite 400, Irvine CA 92618  tel: (949) 309-3099

  Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 10, 2009

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 470164104	Page 2 of 4

1	Names of Reporting Persons. Bill Noonan

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds (See Instructions)

OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

☐

6	Citizenship or Place of Organization

California, United States

	7	Sole Voting Power

Number of		90,000 shares

Shares	8	Shared Voting Power
Beneficially
Owned by		4,686,200 shares

Each	9	Sole Dispositive Power
Reporting
Person		90,000 shares

With	10	Shared Dispositive Power

4,686,200 shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person

4,776,200

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐

13	Percent of Class Represented by Amount in Row (11)

40.7%

14	Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Statement”) relates to the common shares, $0.001 par value (“Common Shares”) of Jamaica Jim, Inc. (“JJIM”). JJIM’s principal executive offices are located at 8001 Irvine Center Drive, Suite 400, Irvine CA 92618

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by Bill Noonan (“Mr. Noonan”).

Mr. Noonan’s principal business address is 8001 Irvine Center Drive, Suite 400, Irvine CA 92618.  Mr. Noonan’s present principal occupation is President, Jamaica Jim, Inc., Irvine Center Drive, Suite 400, Irvine CA 92618.

Mr. Noonan has not been convicted in any criminal proceeding or been a party to a civil proceeding in the last five years.

Mr. Noonan’s is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 20, 2009, JJIM and myContactCard, Inc. (“MCC”) entered into an Agreement and Plan of Merger and Reorganization, as amended (the “Merger Agreement”). The terms and conditions of the proposed merger transaction (the “Merger”) are set forth in the Merger Agreement.  Bill Noonan was President and majority shareholder of MCC.  After the closing of the Merger on June 8, 2009, MCC was merged into an acquisition subsidiary of JJIM, and shareholders of MCC received JJIM Common Shares as consideration for the Merger. No Common Shares were purchased by Mr. Noonan and he used no funds in the transaction.

ITEM 4. PURPOSE OF TRANSACTION

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions set forth therein, MCC merged into an acquisition subsidiary of JJIM. Each share of MCC common stock was exchanged for one Common Share. The Merger Agreement has been approved by the boards of directors and shareholders of both JJIM and MCC.

Mr. Noonan has no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

The information set forth in response to Item 4 is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)           Mr. Noonan beneficially owns 4,776,200 Common Shares, representing approximately 40.7% of the total issued and outstanding Common Shares.

(b)           Mr. Noonan has sole investment and voting power over 90,000 Common Shares, as he beneficially owns 3,751,200 as community property with his spouse, and the remaining 935,000 are owned by his spouse.

(c)           Other than the acquisition of the Common Shares through the Merger as reported in this Schedule 13D, Mr. Noonan has not effected any transactions in the Common Shares in the past 60 days.

(d)           No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares held by Mr. Noonan, except as reported in Item 5(b) above.

(e)           N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Items 3 and 4 of this Statement are incorporated herein by reference.

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ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Agreement and Plan of Merger and Reorganization dated as of April 20, 2009, as amended, between myContactCard, Inc and Jamaica Jim, Inc.*

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* Incorporated by reference to JJIM’s Current Report on Form 8-K for the event on June 8, 2009, filed with the Securities and Exchange Commission on June 10, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

_______________________
Date

/s/ Bill Noonan
Signature

Bill Noonan
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

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